UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
(Amendment No. )*

Slack Technologies, Inc.
(Name of Issuer)

Class A common stock
(Title of Class of Securities)
83088V 102
(CUSIP Number)
December 31, 2019
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13G
CUSIP No.      83088V 102

1		NAME OF REPORTING PERSONS I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS Stewart Butterfield
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Canada and the United States (dual citizen)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 80,877,153 (1)(2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 41,301,480 (1)(2)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,877,153 (1)(2)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.3% (2)(3)(4)
12		TYPE OF REPORTING PERSON IN

(1)
Consists of (i) 140,947 shares of Class A common stock held of record by Mr. Butterfield, (ii) 39,966,015 shares of Class B common stock held of record by Mr. Butterfield, (iii) 228,801 shares of Class B common stock subject to outstanding Restricted Stock Units (“RSUs”) held of record by Mr. Butterfield for which the service condition has been satisfied or would be satisfied within 60 days of December 31, 2019, (iv) 965,717 shares of Class B common stock held of record by a charitable foundation, over which Mr. Butterfield holds sole voting and dispositive control, (v) 1,183,580 shares of Class A common stock held of record by other stockholders, over which Mr. Butterfield holds an irrevocable proxy pursuant to voting agreements between Mr. Butterfield and such stockholders (the “Voting Agreements”), (vi) 38,349,588 shares of Class B common stock held of record by other stockholders, over which Mr. Butterfield holds an irrevocable proxy pursuant to the Voting Agreements, (vii) 29,505 shares of Class B common stock subject to outstanding RSUs held of record by other stockholders for which the service condition has been satisfied or would be satisfied within 60 days of December 31, 2019, over which Mr. Butterfield holds an irrevocable proxy pursuant to the Voting Agreements, and (viii) 13,000 shares of Class B common stock subject to outstanding stock options held of record by other stockholders that are exercisable within 60 days of December 31, 2019, over which Mr. Butterfield holds an irrevocable proxy pursuant to the Voting Agreements. The reporting person has sole voting power with respect to these shares. The reporting person has no dispositive power with respect to shares held of record by other stockholders and subject to the Voting Agreements.

(2)
Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.

(3)	The percent of class was calculated based on 338,512,323 shares of Class A common stock and 213,501,974 shares of Class B common stock outstanding as of December 31, 2019.
(4)
Based on the aggregate number of shares of Class A common stock and Class B common stock beneficially owned by the reporting person, which, with respect to the Class B common stock, pursuant to Rule 13d-3 of the Exchange Act, is treated as converted into Class A common stock only for purposes of computing the percentage ownership of the reporting person. The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 1,324,527 shares of Class A common stock and 79,552,626 shares of Class B common stock beneficially owned by the reporting person represent 32.2% of the aggregate combined voting power of the Class A common stock and Class B common stock.

Item 1

(a)	Name of Issuer:
Slack Technologies, Inc.

(b)	Address of Issuer’s Principal Executive Offices:
500 Howard Street, San Francisco, California 94105
Item 2

(a)	Name of Person Filing:
Stewart Butterfield

(b)	Address of Principal Business Office or, if None, Residence:
500 Howard Street, San Francisco, California 94105

(c)	Citizenship:
Canada and the United States (dual citizen)

(d)	Title of Class of Securities:
Class A common stock

(e)	CUSIP Number:
83088V 102

Item 3    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:
Item 4    Ownership.
(a) and (b)
Amount Beneficially Owned and Percent of Class:
(A) 1,324,527 shares of Class A common stock, consisting of (i) 140,947 shares of Class A common stock held of record by Mr. Butterfield and (ii) 1,183,580 shares of Class A common stock held of record by other stockholders, over which Mr. Butterfield holds an irrevocable proxy pursuant to the Voting Agreements, and (B) 79,552,626 shares of Class B common stock, consisting of (i) 39,966,015 shares of Class B common stock held of record by Mr. Butterfield, (ii) 228,801 shares of Class B common stock subject to outstanding RSUs held of record by Mr. Butterfield for which the service condition has been satisfied or would be satisfied within 60 days of December 31, 2019, (iii) 965,717 shares of Class B common stock held of record by a charitable foundation, over which Mr. Butterfield holds sole voting and dispositive control, (iv) 38,349,588 shares of Class B common stock held of record by other stockholders, over which Mr. Butterfield holds an irrevocable proxy pursuant to the Voting Agreements, (v) 29,505 shares of Class B common stock subject to outstanding RSUs held of record by other stockholders for which the service condition has been satisfied or would be satisfied within 60 days of December 31, 2019, over which Mr. Butterfield holds an irrevocable proxy pursuant to the Voting Agreements, and (vi) 13,000 shares of Class B common stock subject to outstanding stock options held of record by other stockholders that are exercisable within 60 days of December 31, 2019, over which Mr. Butterfield holds an irrevocable proxy pursuant to the Voting Agreements, which when all such shares are treated as converted into Class A common stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Exchange Act, together with the shares of Class A common stock beneficially owned by the reporting person, represent approximately 19.3% of the outstanding shares of Class A common stock.
The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 1,324,527 shares of Class A common stock and 79,552,626 shares of Class B common stock beneficially owned by the reporting person represent 32.2% of the aggregate combined voting power of the Class A common stock and Class B common stock. The percent of class was calculated based on 338,512,323 shares of Class A common stock and 213,501,974 shares of Class B common stock outstanding as of December 31, 2019.
Mr. Butterfield expressly disclaims the existence of any “group,” as defined in Rule 13d-5 of the Exchange Act, with any parties subject to the Voting Agreements referred to herein and this report shall not be deemed an admission that any such group exists under Rule Section 13d of the Exchange Act or otherwise.
(c) Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: 80,877,153

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 41,301,480

(iv)	Shared power to dispose or to direct the disposition of: 0
Item 5    Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6    Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8    Identification and Classification of Members of the Group.
See Item 4(a) and (b).
Item 9    Notice of Dissolution of Group.
Not applicable.
Item 10    Certification.
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 7, 2020

By:	/s/ David Schellhase
David Schellhase, attorney-in-fact for Stewart Butterfield

Exhibit Number	Exhibit Description
24.1*	Power of Attorney.

*	Filed as Exhibit 24.1 to the Form 3 filed by the Reporting Person on June 7, 2019 and incorporated herein by reference.